UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                     No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBITS
EX-99.3 PRESS RELEASE DATED AUGUST 20, 2007.

We, LDK Solar Co., Ltd., hosted a groundbreaking ceremony on August 18, 2007 to celebrate the commencement of construction on our polysilicon production plant. This event was hosted by Mr. Xiaofeng Peng, our Founder, Chairman and CEO. Attending the ceremony as our key honorable guest was Mr. Xinxiong Wu, Governor of Jiangxi Province, with many other honorable guests from Beijing, Shanghai, Hong Kong, Taiwan, Japan, Korea, the U.S., Europe, India and other parts of the world to celebrate this event.
The polysilicon production plant will be located adjacent to our current solar wafer manufacturing facilities in Xinyu City, China. This groundbreaking is in line with our publicly announced plans to complete construction and reach a production capacity of up to 6,000 metric tons of polysilicon by the end of 2008 and 15,000 metric tons by the end of 2009. We plan to commence volume production by the end of 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 20, 2007

EXHIBITS

Exhibit
Number		Page
Exhibit 99.3	Press Release dated August 20, 2007	5